Charles River Laboratories

October 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler
Division of Corporation Finance

Re:	Charles River Laboratories International, Inc.
Withdrawal of Post-Effective Amendment No. 3 to
Registration Statement on Form S-1 on Form S-3
(Reg. No. 333-92383)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission’s consent to the withdrawal of Post-Effective Amendment No. 3 to the Registration Statement referred to above. We are requesting such withdrawal because the selling stockholders who were to be added to the Registration Statement by such Post-Effective Amendment have decided not to sell securities pursuant to the Registration Statement at this time.

     Please be advised that the SEC has not declared the Post-Effective amendment effective and none of the securities covered by the Post-Effective Amendment have been sold pursuant to the Registration Statement.

     Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.

            Please direct all inquiries to Richard D. Truesdell, Jr. at (212) 450-4000.

Respectfully,

/s/ Joanne P. Acford

Joanne P. Acford
Corporate Senior Vice President and
General Counsel

cc:	Richard D. Truesdell, Jr., Esq.